Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-239706

AMENDMENT NO. 1 DATED MARCH 2, 2023

To Prospectus Supplement dated May 20, 2022

(To Prospectus dated July 14, 2020)

Up to $13,200,000

Common Stock

This Amendment No. 1 to Prospectus Supplement, or this Amendment, amends our prospectus supplement dated May 20, 2022 (File No. 333-239706), or the Prospectus Supplement. This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying prospectus dated July 14, 2020, or the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement and the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and Prospectus, and any future amendments or supplements thereto.

We have previously entered into a Capital on Demand™ Sales Agreement, or sales agreement, with JonesTrading Institutional Services LLC, or JonesTrading, dated May 20, 2022, relating to the sale of shares of our common stock offered by the Prospectus Supplement. In accordance with the terms of the sales agreement, under the Prospectus Supplement we may offer and sell shares of our common stock, $0.0001 par value per share, having an aggregate offering price of up to $60,000,000 from time to time through or to JonesTrading, acting as agent or principal. As of March 1, 2023, we have not sold any shares of our common stock nor received any gross proceeds under the sales agreement.

Sales of our common stock, if any, under the Prospectus Supplement will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, or the Securities Act. JonesTrading is not required to sell any specific amount, but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

JonesTrading will be entitled to compensation at a commission rate of up to 3.0% of the gross sales price per share sold under the sales agreement. See “Plan of Distribution” beginning on page S-12 of the Prospectus Supplement for additional information regarding the compensation to be paid to JonesTrading. In connection with the sale of the common stock on our behalf, JonesTrading will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of JonesTrading will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to JonesTrading with respect to certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the Nasdaq Global Market under the symbol “AGLE.” On March 1, 2023, the last reported sale price of our common stock on the Nasdaq Global Market was $0.40 per share.

We are filing this Amendment to amend the Prospectus Supplement to update the amount of shares we are eligible to sell under General Instruction I.B.6 of Form S-3 and pursuant to the sales agreement. The aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was $39,611,318, which was calculated based on 65,395,159 shares of our outstanding common stock held by non-affiliates at a price of $0.61 per share, the closing price of our common stock on January 17, 2023. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares pursuant to the Prospectus Supplement and Prospectus, as amended by this Amendment, with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75 million. During the 12 calendar months prior to, and including, the date of this Amendment, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3.

As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the sales agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $13,200,000 from time to time through JonesTrading. If our public float increases such that we may sell additional amounts under the sales agreement, the Prospectus Supplement and the Prospectus, we will file another amendment to the Prospectus Supplement prior to making additional sales.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE “RISK FACTORS” ON PAGE S-5 OF THE PROSPECTUS SUPPLEMENT AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT CONCERNING FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this Amendment No. 1 to Prospectus Supplement is March 2, 2023.